

Mailstop 4628

April 19, 2016

Via E-mail
Mr. David L. Pitts
Chief Financial Officer
Carrizo Oil & Gas, Inc.
500 Dallas Street, Suite 2300
Houston, Texas 77002

> **Re:** **Carrizo Oil & Gas, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 22, 2016**
> **File No. 0-29187-87**

Dear Mr. Pitts:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis

Summary of Critical Accounting Policies, page 53

1. You disclose on pages 55 and 56 that during 2015, you recorded $1.2 billion pre-tax impairments in the carrying value of your proved oil and gas properties due to declines in the average realized prices for oil and gas sales during the trailing 12-month period, that you expect to record an additional $308 million to $462 million pre-tax impairment in the first quarter of 2016, and that further impairments in subsequent quarters may occur if the trailing 12-month commodity prices continue to decline.

   Separately, you disclose on page 55 that the decrease in average realized prices which caused the 2015 impairments did not have a significant adverse effect on your proved oil and gas reserve volumes. However, you disclose on page 27 that if oil and gas prices remain at low levels, holding other factors constant, you expect that you will be required to reduce your proved reserve estimates due to economic limits.

Please expand your disclosure to quantify the reasonably possible near-term changes to your proved reserves and development plans if prices remain at low levels, including a discussion of all the key factor assumptions that you use in quantifying your estimates.

Refer to Item 303(a)(3)(ii) of Regulation S-K and Sections III.B.3, III.B.4 and V of SEC Release No. 33-8350 for guidance on disclosing the reasonably likely effects of trends and uncertainties as it pertains to the content and focus of MD&A and critical accounting estimates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources